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Robert A. Robertson robert.robertson@dechert.com +1 213 808 5736 Direct

April 19, 2022

VIA EDGAR

Christina DiAngelo Fettig

Senior Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street N.E.

Washington, DC 20549

Re: Dunham Funds

Dear Ms. Fettig:

Thank you for your verbal comments on March 14, 2022, regarding your Sarbanes-Oxley review of the Dunham Funds (the “Registrant”), and its series portfolios (the “Funds”). The review included, among other documents:

•	Form N-CSR (Certified Shareholder Report), Reporting Period 10/31/21
•	Form N-CEN (SEC Annual Report), Reporting Period 10/31/21, and
•	Form N-1A (Annual Shareholder Report Provisions), Reporting Period 10/31/21 (along with certain portions of the Funds’ website).

Below are the SEC staff comments and the Registrant’s responses, which the Registrant has authorized us to provide to you.

Form N-CSR (Certified Shareholder Report)

Comment #1:

Items 11(b) requests that the registrant disclose any material change in the registrant’s internal control over financial reporting that occurred “during the period covered by this report.” The Item also states that until the date that the registrant has filed its first report on Form N-PORT, the registrant’s disclosures required by this Item are limited to any change in the registrant’s internal control over financial reporting that occurred during the registrant’s last fiscal quarter.

The Registrant’s Item states the period covered is “the Registrant’s last fiscal half-year.” Please correct the covered reporting period and file an amended Form N-CSR.

Please also file updated certifications per Item13(a)(2), which requires that certain officers file specified certifications. Please also ensure that Item 4(d) in the certifications are updated to use the current language required. Similar to Item 11(b), the certification language was updated to cover “the period covered by the report” as opposed to the quarter. Please also ensure that the date the certifications are signed are updated to a current date.

Response:	The Registrant will file an amended Form N-CSR and certifications with the noted items corrected.
Form N-CEN (SEC Annual Report); Reporting Period 10/31/21
Comment #2:	The Dunham Dynamic Macro Fund Item C.9.d states that Mellon Capital Management was terminated as a sub-adviser and Item C.9.c states that Newton Investment Management (“Newton”) is the sub-adviser. Please indicate whether Item C.9.c.vii should have been checked indicating that Newton was hired during the reporting period.
Response:	Newton was subject to a reorganization completed in the third quarter of 2021. Ultimate ownership before and after the reorganization remained with BNY Mellon Corp. The reorganization did not constitute an assignment of the advisory contract under the Investment Advisers Act of 1940 or under the Investment Company Act of 1940 (the “1940 Act”) because the reorganization did not result in a change of actual control or management of the entities providing advisory services. Therefore Item C.9.c.vii was correctly answered “no” since a new sub-adviser was not hired during the review period.
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Comment #3:	Please explain why the change of sub-advisers for the Dunham Dynamic Macro Fund was not included in the notes to the financial statements.
Response:	Please see the Registrant’s response to comment #2 above.
Comment #4:	Please state whether an “information statement” regarding the hiring of Newton was filed with the SEC as required by the Dunham’s exemptive order.
Response:	Please see the Registrant’s response to comment #2 above.
Comment #5:	For the Dunham International Opportunity Bond Fund, please explain why Stone Harbor was identified in Item C.9.c.vii as being hired during the period. The hiring of Stone Harbor occurred on 1/1/2020, which was during the previous fiscal period. See Item C.9.c.viii.1.
Response:	The Registrant acknowledges that Stone Harbor was inadvertently identified in Item C.9 as being hired during the review period in the current year’s Form N - CEN filing.
Form N-1A (Annual Shareholder Report Provisions); Reporting Period 10/31/21
Comment #6:	For the Dunham Monthly Distribution Fund, please disclose in future annual reports how the managed distribution policy affects Fund performance. See Form N-1, Item 27(b)(7)(iii) (Management’s Discussion of Fund Performance), which provides: “Discuss the effect of any policy or practice of maintaining a specified level of distributions to shareholders on the Fund’s investment strategies and per share net asset value during the last fiscal year. Also discuss the extent to which the Fund’s distribution policy resulted in distributions of capital.”
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Response:	The Registrant in future filings will disclose how the managed distribution policy affects Fund performance for the Dunham Monthly Distribution Fund.
Comment #7:	The Dunham Monthly Distribution Fund posts its Rule 19a-1 notices on the Dunham website. The last such post was April 30, 2021. Please explain why the notices are not up to date and confirm that the Fund has complied with the shareholder notice requirements regarding its return of capital per Section 19(a) of the 1940 Act.

Response:

The Registrant has updated its website to post all available Rule 19a-1 notices for the Dunham Monthly Distribution Fund up to 03/31/2022 and plans to update the website as new notices become available. The gap of notice postings was due to a clerical oversight, which has been corrected.

Regarding overall compliance with Section 19(a)’s requirement to provide written statements disclosing any return of capital, the Registrant notes that the Fund has two main investment programs. One group of Fund shareholders holds shares through Dunham’s Standard Asset Allocation Program (“SAAP”). For this group and certain direct shareholders, the Registrant utilizes Broadridge Investor Communication Solutions, Inc. (“Broadridge”) to process the physical mailing of the Rule 19a-1 notices. To the Registrant’s knowledge, Broadridge has complied with the Fund’s Section 19(a) obligations.

The Fund’s other group of shareholders holds shares through Dunham’s Custom Asset Allocation Program (“CAAP”). For these shareholders, the Registrant administers the physical mailing and electronic delivery of Rule 19a-1 notices. For the gap period of website postings, the notices were not available to view for those shareholders who had consented to electronic delivery. The Registrant, therefore, has notified the relevant shareholders that the Rule 19a-1 notices dated 05/28/2021 through 03/31/2022 are available on the website.

During this process of evaluating the Fund’s policies and procedures regarding the electronic delivery of Rule 19a-1 notices, the Registrant has determined that e-mail notifications were not consistently sent. This has now been corrected and procedures were appropriately revised.

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For all shareholders in the Dunham Monthly Distribution Fund during the review period, the Registrant can confirm that the shareholders were provided with all requisite tax documentation.
Comment #8:	For the Dunham Monthly Distribution Fund, the April 30, 2021 Rule 19a-1 notice posting notes a current return of capital amount, but also states the cumulative distributions are 100% capital gains. Please reconcile these two amounts.
Response:

The Registrant notes there are two separate and distinct calculations regarding the estimates for net investment income, net realized short-term capital gains, net realized long-term capital gains and return of capital. The first calculation only considers the characterization of net investment income, net realized short-term capital gains, net realized long-term capital gains and return of capital for the month, while the other column describes the characterization of net investment income, net realized short-term capital gains, net realized long-term capital gain and return of capital for fiscal year to date, which began on November 1, 2020, for the Dunham Monthly Distribution Fund.

For the month of April 2021, Rule 19a-1 notice posting for the Dunham Monthly Distribution Fund represents that the year-to-date net realized short-term capital gains (of greater than $0.5404 per share) were sufficient to cover any current month’s return of capital ($0.0908 per share).

In future Rule 19a-1 notices, the Registrant will add a footnote to provide further clarification with respect to the characterizations of the distributions.

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Comment #9:	In the Funds’ annual report, there is a graph of investment holdings. Please explain and consider disclosing in future filings whether the chart includes derivative holdings.
Response:	The Registrant in future filings will add disclosure that derivative holdings are not included in the “Portfolio Composition – (Unaudited)” chart.
Comment #10:	For the Dunham International Opportunity Bond Fund and the Dunham Dynamic Macro Fund, please explain if the value of futures has been disclosed. See Reg. S-X, § 12-13.A (open futures contracts).
Response:	The Registrant notes that the value of futures is disclosed under “Unrealized Depreciation” or “Unrealized Appreciation” for the Dunham International Opportunity Bond Fund and the Dunham Dynamic Macro Fund. In future filings, the Registrant will add “Value” in the column description of the table of Open Futures Contracts.
Comment #11:	For the Dunham Floating Rate Bond Fund’s Schedule of Investments, please identify the series and tranche of the CLOs and CDOs as part of the title of issue. See Reg. S-X, § 12-2.
Response:	The Registrant in future filings will include the series and tranche of the CLOs and CDOs in the Schedule of Investments for the Dunham Floating Rate Bond Fund.
Comment #12:	For the Dunham Long/Short Credit Fund, please disclose any dividend rates for the preferred stock. See Reg. S-X, § 12-12B.
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Response:	The Registrant in future filings will add the dividend rates for the preferred stocks for the Dunham Long/ Short Credit Fund.
Comment #13:	For the Funds’ Schedule of Investments, there appears to be the same security listed several times. For example, see the Dunham Emerging Markets Stock Fund pp. 99, 100, 103, 104, 108, 110 and 113; note Samsung Electronics Company is listed twice on p. 99. Please explain.
Response:	The Registrants notes that the listing of the same security being listed twice appears to be related to different share classes of the same security being listed separately or the same security being purchased on different exchanges. In future filings, the Registrant will combine the shares if the same shares are purchased on different exchanges. If the shares represent different share classes, the Registrant will add the share class description to the security name.
Comment #14:	On page 125, swap contract information is disclosed. Please comment on the frequency of payments and performance risk, if appropriate. See Reg. S-X, §§ 12-13C and FASB ASC 815-10-50-4k.a.4.
Response:	The Registrant in future filings will add the payment frequency to the description. In addition, for credit default swaps, the Registrant will add the current status of the payment and performance risk of the credit derivative, if appropriate.
Comment #15:	On pages 138-139 in the Statements of Assets and Liabilities, please disclose the value of any securities on loans. See Reg. S-X § 6-04.11.
Response:	The Registrant in future filings will add parenthetically the Market Value of Securities on loans in the Statement of Asset and Liabilities.
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Comment #16:	In the Statements of Assets and Liabilities, disclose any open payments, if any, to Fund officers and trustees. See Reg. S-X § 6-04.12 and 6-03(1). If not applicable, please state so in correspondence.
Response:	The Registrant does not maintain any open payments to Fund officers or trustees.
Comment #17:	In the Notes to Financial Statements, please state in future annual report filings how holdings of closed-end funds and ETFs are valued.
Response:	The Registrant in future filings will state how holdings of closed-end funds and ETFs are valued.
Comment #18:	In the Notes to Financial Statements, please describe the Funds’ accounting treatment of foreign capital gains and withholding taxes.
Response:	The Registrant in future filings will describe in the Notes to Financial Statements the accounting treatment of foreign capital gains and withholding taxes.
Comment #19:	Disclose the accounting policy for foreign tax reclaims if the Funds have any foreign tax reclaim amounts.
Response:	The Registrant in future filings will disclose the accounting policy for foreign tax reclaims for Funds that have foreign tax reclaim amounts.
Comment #20:	On page 166, disclose any level 3 transactions, separately for transactions into and out of Funds, and reasons for the transactions. See FASB ASC 820-10-50-2.c.3.
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Response:	The Registrant will in future filings disclose any level 3 transactions, separately for transactions into and out of Funds by removing the “Net Transfer” column and creating a column for “Transfers In” and a column for “Transfers Out”. In addition, the Registrant will add the reason for the change in and out of level 3 transactions as a footnote to the table.
Comment #21:	On page 187, the Funds include a chart of Trustees and Officers. Please include a statement that additional information about the trustees is included in the SAI. Form N-1A, Item 27(b)(6) requires “a statement that the SAI includes additional information about Fund directors and is available, without charge, upon request, and a toll-free (or collect) telephone number for shareholders to call to request the SAI.
Response:	The Registrant in future filings will make the proposed changes to add a statement that additional information about the trustees is included in the SAI.
Comment #22:	On page 188, please indicate with a “*” that Jeffrey Dunham is an interested trustee.
Response:	The Registrant in future filings will make the proposed changes to indicate with a “*” that Jeffrey Dunham is an interested trustee.
Comment #23:	For the Dunham Emerging Markets Stock Fund, please confirm that the Accounting and Disclosure Information (ADI) for emerging market securities has been considered. See ADI 2020-11 Registered Funds’ Risk Disclosure Regarding Investments in Emerging Markets.
Response:	The Registrant in future filings will make changes to add clarifying Accounting and Disclosure Information (ADI) for emerging market securities for the Dunham Emerging Markets Stock Fund.
Comment #24:	The Dunham Focused Large Cap Growth Fund has substantial investments in the information technology sector. Please consider additional disclosure in this regard in the prospectus specific to the information technology sector.
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Response:	The Registrant in future filings will add additional disclosure pertaining to the information technology sector in the prospectus of the Dunham Focused Large Cap Growth Fund.
Comment #25:	The Dunham International Opportunity Bond Fund is disclosed as a “non-diversified” fund, but the Fund appears to have been operating as “diversified” for more than three (3) years. Please confirm that the Fund will obtain shareholder approval prior to operating as a non-diversified fund.
Response:	The Registrant believes that the Dunham International Opportunity Bond Fund has operated as a non-diversified Fund within the last 36 months; this would be since the month ended December 31, 2019. If the Fund, however, does operate as diversified for more than three (3) years, the Fund will obtain shareholder approval prior to operating as a non-diversified fund.

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Please contact Robert A. Robertson at (213) 808-5736 if you have any additional comments or questions regarding the Registrant’s responses.

Sincerely,

/s/ Robert A. Robertson

Robert A. Robertson

BUSINESS.28968987.4

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